RAYMOND M. BEEBE, Attorney

Attorney Retainer Agreement

PERSONAL AND CONFIDENTIAL
PROTECTED UNDER ATTORNEY-CLIENT PRIVILEGE

The purpose of this Attorney Retainer Agreement ("Agreement") is to set forth our understanding and agreement, pursuant to which I, Raymond M. Beebe ("Beebe" or "Attorney"), have agreed to represent Winnebago Industries, Inc., ("Client" or "you") in the following referenced matter(s): all legal matters as requested by Client's General Counsel or other members of the executive management team ("Matters").

I.
EMPLOYMENT OF ATTORNEY

The Client is in need of legal advice and counsel and hereby employs Beebe under the following conditions:

A. Beebe will represent the Client in the above-referenced Matters by advising and counseling, by investigating the law and facts, and in any other way that Beebe and the Client agree upon

B. The Client hereby authorizes Beebe to act as its agent in all matters regarding any work agreed upon by Beebe and the Client.

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II.
COMPUTATION OF FEES

A. In consideration for the services rendered and to be rendered on the Client's behalf by Beebe, the Client hereby agrees to pay Beebe the sum of $100.00 per hour for services rendered. In addition, the Client shall reimburse Beebe for any expenses he incurs in performing any services rendered hereunder. Beebe may submit an invoice for payment of such fees on a monthly basis for any services rendered. Payment shall be made promptly and in no event later than 30 days following submission of the invoice.

III.
WITHDRAWAL FROM EMPLOYMENT

A. Beebe may withdraw from the representation of the Client in the above referenced Matter at any time if:

(1) The Client renders it unreasonably difficult for Beebe to carry out its employment;

(2) The Client insists that Beebe engage in conduct that is contrary to the judgment or advice of Beebe;

(3)   The Client deliberately disregards an agreement or obligation to Beebe as to expenses or fees, or for services rendered, including not paying bills upon presentation or in advance, such as when a retainer is requested or required by Beebe;

(4)   Beebe determines that a conflict of interest has arisen as a result of the representation of the Client and Beebe and Client agree that the conflict requires new counsel; or

(5)   The Client refuses to indemnify Beebe prior to any actions that the Client has requested Beebe to undertake and that Beebe believes and has advised the Client might result in possible sanctions for alleged groundless or bad faith actions or defenses.

B.   In the event that Beebe's financial arrangements are not met by the Client or in the event that any of the above events in subparagraph III.A. occur, or any other matter or issue presents itself during the representation that makes it difficult for Beebe to continue the representation, Beebe may withdraw as counsel. The Client specifically agrees to Beebe's withdrawal if Beebe's fees and expenses are not timely paid by the Client as set forth herein or any of the events in subparagraph III.A. above occur.

C.   The Client has the right to terminate the relationship with Beebe at any time and upon written notification. The Client's termination of Beebe does relinquish any of the financial obligations or other obligations set forth herein. If the Client terminates Beebe's representation, Beebe will promptly return to the Client any and all papers and property, as well as the balance of the Retainer not previously applied against outstanding invoices or the last month's fees and expenses.

IV.
MISCELLANEOUS PROVISIONS

A.   The Client will advise Beebe in writing of any change of address within ten (10) days of the making of such change.

B.   In case any one or more of the provisions contained in this Agreement shall be held to be invalid, illegal, or unenforceable in any respect, such invalidity, or unenforceability shall not affect any other provisions, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision does not exist.

C.   The Client hereby acknowledges that the Client has carefully read this entire Agreement, and the Client fully understands and agrees to abide by all of the terms, conditions and obligations of this Agreement, and that the Client has received a true and correct copy of this Agreement.

D.   This Agreement constitutes the full and complete understanding and agreement of the parties hereto, supersedes all prior understandings and agreements, if any, and cannot be changed or terminated orally. All changes or modifications must be in writing and signed by the parties hereto.

E.   This Agreement shall be construed in accordance with the laws of the State of Iowa. This Agreement shall be binding upon, and inure to the benefit of, the parties and their respective heirs, executors, administrators, legal representatives, successors and assigns.

F.   If Client should become seriously displeased or dissatisfied with any aspect whatsoever of his legal representation or in the event the Client should have any serious question concerning the same, Client should notify the attorney in writing by certified mail, return receipt requested of that dissatisfaction or question.

G.   We recognize that technology is ever-evolving and that electronic communications can not be fully protected from unauthorized interception. In addition, human error may at times result in electronic communications being sent in error. Nevertheless, for efficiency purposes we may transmit information, including information of a confidential nature, by email to you unless you request us not to.


V.
CONFLICT OF INTEREST


As of the date of this agreement, Attorney has conducted an extensive search of his other client relationships in order to determine whether representation of Client would create a conflict of interest in connection with other attorney-client relationships of the Attorney. The Attorney's search for relationships will be a continuing one. The Attorney has discovered no existing attorney-client relationships that create a present conflict of interest. Notwithstanding that fact, issues involving the legal affairs of other clients of the Attorney, while not present now, may raise an adverse interest of such other Attorney clients and Client may be adversed at a future date. In the event such circumstance occurs, the Attorney would not represent Client in matters adverse to another Attorney's client. Client would be required to retain counsel other than the Attorney to represent its interest in such matter. In addition, if such adverse representation pertains to an Attorney's client, with whom the Attorney has an attorney-client relationship as of the date of this agreement, to the extent the Attorney's representation of such existing Attorney's client is acceptable by that client as being permitted under applicable ethical standards, and to the extent permitted by law, Client consents to the Attorney's continued representation of such existing Attorney's client and Client will not object to any disqualification of Attorney as the legal representation of such other Attorney's client.

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UNDERSTOOD and AGREED TO this first day of June, 2012.

WINNEBAGO INDUSTRIES, INC.

By: */s/ Scott C. Folkers*
Scott C. Folkers
Its Vice President, General Counsel & Secretary
605 W. Crystal Lake Road
P.O. Box 152
Forest City, IA 50436
Tel: (641) 585-6809
Mobile: (605) 940-1876

ACCEPTED BY:

/s/ Raymond M. Beebe
Raymond M. Beebe, Esq.
3315 Sage Avenue
Forest City, IA 50436
Tel: (641) 581-2117
Mobile: (641) 590-1526